11019032

SEC[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 46008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd.
(No. and Street)

Lake St. Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Hoff 636-625-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Fl	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GAIL LOUISE EVANS
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission # 07493350
My Commission Expires Dec 23, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd.
(No. and Street)

Lake St. Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hoff 636-625-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th Fl	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

____

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Heartland Capital, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	1,698,178
Concessions receivable		946,778
Representative receivable		11,935
Due from officer		88,206
Deposits		127,153
Investments, at fair value		9,335
Property and equipment, net		58,335
Total Assets	$	2,939,920

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	401,177
Clearing fees payable		42,982
Commissions payable		509,396
Customer break point payable		8,382
Accrued pension liability		50,786
Payroll liabilities		927
Total Liabilities		1,013,650
Stockholders' Equity		
Common stock, no par value		
Authorized - 30,000 shares		
Issued and outstanding - 3,000 shares		30,000
Additional paid-in capital		15,000
Retained earnings		1,881,270
Total Stockholders' Equity		1,926,270
Total Liabilities and Stockholders' Equity	$	2,939,920

First Heartland Capital, Inc.
Statement of Income
Year Ended December 31, 2010

Revenues	
Concessions	$ 19,337,883
Administrative fees, net	1,222,413
Interest income	10,853
	20,571,149
Expenses	
Bank and credit charges	3,461
Clearing fees	515,151
Commissions	16,119,720
Depreciation	55,789
Dues and subscriptions	9,705
Leaders club	126,114
Office expense	3,641
Professional fees	119,491
Retirement contributions	488,376
Salaries	2,544,227
Taxes	179,456
Technology	143,868
	20,308,999
Income from Operations	262,150
Other Income (Expense)	
Interest expense	(3,763)
Representative reimbursements, net	515,138
Total Other Income (Expense)	511,375
Net Income	$ 773,525

First Heartland Capital, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-in Capital	Retained Earnings	Total
December 31, 2009	3,000	$ 30,000	$ 15,000	$ 1,845,745	$ 1,890,745
Net income	-	-	-	773,525	773,525
Distributions to stockholders	-	-	-	(738,000)	(738,000)
December 31, 2010	3,000	$ 30,000	$ 15,000	$ 1,881,270	$ 1,926,270

See acccompanying notes to financial statements

First Heartland Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net income	$ 773,525
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	55,789
(Increase) decrease in assets:	
Concessions receivable	176,014
Representative receivable	2,012
Clearing receivable	22,003
Due from officer	(27,084)
Deposits	(606)
Increase (decrease) in liabilities:	
Accounts payable	(258,823)
Clearing fees payable	8,705
Commissions payable	50,611
Accrued pension liability	40,591
Payroll liabilities	395
Net Cash Provided by Operating Activities	843,132
Cash Flows from Financing Activities	
Distributions to stockholders	(738,000)
Net Cash Used in Financing Activities	(738,000)
Net Increase in Cash and Cash Equivalents	105,132
Cash and Cash Equivalents, Beginning of Year	1,593,046
Cash and Cash Equivalents, End of Year	$ 1,698,178

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ 3,763

A. Nature of Operations and Basis of Presentation

Nature of Operations

First Heartland Capital, Inc. (the "Company") was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's customer base includes other broker-dealers as well as individuals, all of which effect transactions in a wide array of financial instruments.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2010, the Company had regulatory net capital of $1,285,996 and minimum net capital requirements of $370,390. The Company's ratio of aggregate indebtedness to net capital was 4.32 to 1.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2010, the Company has $100,000 included in deposits relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, concessions receivable, representative receivable, accounts payable, clearing fees payable, and commissions payable approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Investments

As of December 31, 2010, the Company classifies all investments as trading securities. Trading securities are carried at fair values with unrealized holding gains and losses included in earnings. Since the securities are actively traded on the open market, fair value measurements are a Level 1 input based upon publicly quoted sale prices. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Securities transactions are recorded on a trade-date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using straight line methods over the estimated useful lives of the assets, which is estimated to be 5 years. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, receivables, and investments. The Company maintains its cash primarily with three financial institutions. Deposits at these banks are insured by the Federal Deposit Insurance Corporation (FDIC) on an unlimited basis. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2010.

Concessions Income

Concessions income is recognized as earned with billed but uncollected amounts reflected as concessions receivable

Income Taxes

The stockholders of the Company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after the date of election are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes.

Tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns are evaluated to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by taxing authorities for years before 2007. As of and for the year ended December 31, 2010, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued. During this time period, the Company reached an agreement in principle relating to outstanding litigation as discussed more fully in Note G.

C. Property and Equipment

Property and equipment at December 31, 2010, is as follows:

Computer hardware	$	219,788
Computer software		161,716
Furniture and fixtures		4,500
		386,004
Less accumulated depreciation		327,669
	$	58,335

Depreciation expense for the year ended December 31, 2010 totaled $55,789.

D. Related Party Transactions

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owners of the Company also control. The affiliated corporation leases the offices from a limited liability company which is controlled by the owners. Rent expense amounted to approximately $69,000 for the year ended December 31, 2010. This expense is recorded with the administrative fees discussed below.

Administrative Fees

The Company pays an administrative fee to First Heartland Corporation, which is controlled by the Company's owners, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $393,695 for the year ended December 31, 2010. These fees are netted against administrative fee income received from affiliated entities.

E. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

F. Retirement Plans

The Company provides retirement benefits to all of its employees under various retirement plans.

Defined Benefit Plan

The Company sponsors a noncontributory, cash balance defined benefit plan for eligible employees who have reached the age of 20.5 and completed one year of service. Benefits are based on years of service from January 1, 2008 to normal retirement, as defined. All participants become 100 percent vested after 3 years of service. Participant "accumulation" accounts are credited annually with pay credits based upon a percentage of eligible compensation, as defined, and interest credits based upon 5% of beginning of the year accumulation account balances. The Company's funding policy is to contribute annually at least the minimum amount required under the provisions of Employee Retirement Income Security Act of 1974, as amended (ERISA). Company contributions for the year ending December 31, 2011 are expected to be approximately $300,000. The Company uses a calendar year-end measurement date for this plan.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2010:

Pension plan obligations and funded status:

Benefit obligation at December 31	$ 869,028
Plan assets at fair value December 31	818,242
Funded status	$ (50,786)
Accumulated benefit obligation at December 31	$ 869,028
Employer contributions	$ 298,933
Participant contributions	$ -
Benefits paid	$ -

Amounts recognized in the statement of financial condition consist of:

Liabilities	$ (50,786)

Net periodic pension cost for the year ended December 31, 2010 was $294,039.

The following assumptions were used in accounting for the pension plan:

Weighted average assumptions to determine benefit obligations at December 31, 2010:

Discount rate	5.70 %
Rate of compensation increase	N/A

Weighted average assumptions to determine net pension benefit cost for the year ended December 31, 2010:

Discount rate	5.00 %
Expected return on plan assets	5.00 %
Rate of compensation increase	N/A

The expected rate of return on plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments with a diversification of asset types. The target allocations for plan assets are approximately 60 percent to equities and 40 percent to fixed income securities, excluding cash equivalents.

The fair values of the Company's plan assets at December 31, 2010, by asset category are as follows:

Asset Category	Total	Quoted Prices In Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ 303,809	$ 303,809	$ -	$ -
Mutual Funds	165,032	165,032	-	-
Exchange Traded Funds	154,301	154,301	-	-
Annuity Contracts	195,100	-	-	195,100
	$ 818,242	$ 623,142	$ -	$ 195,100

No plan assets are expected to be returned to the Company during 2011.

Benefit payments are expected to be paid as follows:

Year	Expected Benefit Payments
2011	$ 3,491
2012	-
2013	680,627
2014	-
2015	-
2016 - 2020	1,993,323
Total	$ 2,677,441

Defined Contribution Plan

The Company maintains a contributory profit sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the Plan totaled $148,852 for the year ended December 31, 2010.

G. Contingencies

Litigation

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. The Company is currently a named party in ongoing litigation involving the sale of fictitious financial products by a sales representative formerly associated with the Company. The lawsuits allege losses of approximately $9,000,000. Approximately $4,500,000 of the losses are alleged to have occurred while the representative was associated with the Company. Management believes the allegations against the Company are without merit, and they will not be held liable for the entire portion. The Company has been involved in ongoing settlement negotiations during 2010 and in January 2011 reached an initial agreement in principle, subject to unanimous approval by all parties. Because of the uncertainty as to the ultimate outcome of the settlement negotiations, no accrual for any potential loss has been recorded in the financial statements at December 31, 2010.

First Heartland Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2010

Total Stockholders' Equity	$	1,926,270
Less non-allowable assets:		
Investments		9,335
Company's portion of aged concessions receivable		25,873
Property and equipment, net		58,335
Representative receivable		11,935
Concessions receivable		385,652
Due from officer		88,206
CRD deposit		7,153
NSCC deposit		20,000
Total non-allowable assets		606,489
Net capital before haircuts on securities positions		1,319,781
Haircuts on other securities		33,785
Net Capital	$	1,285,996
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	401,177
Clearing fees payable		42,982
Commissions payable		509,396
Accrued pension liability		50,786
Payroll liabilities		927
Items not included in statement of financial condition:		
Pending litigation		4,550,594
Total aggregate indebtedness	$	5,555,862
Minimum net capital required (greater of $50,000 or 6 2/3% of total aggregate indebtedness)	$	370,390
Minimum dollar net capital requirement	$	50,000
Minimum capital requirement (greater of above)	$	370,390
Excess net capital	$	915,606
Net capital less 10% of Aggregate Indebtedness (as defined on FOCUS)	$	730,410
Ratio of aggregate indebtedness to net capital		4.32 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

First Heartland Capital, Inc.
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2010

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of First Heartland Capital, Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13 or
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

February 24, 2011

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by First Heartland Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating First Heartland Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Heartland Capital, Inc.'s management is responsible for First Heartland Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which purposes of the audit requirement of SEC Rule 17a-5:

First Heartland Capital, Inc.
1839 Lake Saint Louis Blvd.
Lake St. Louis, MO 63367-1394
FINRA 046008
December 2010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Zeonia Christy (636) 695-2822

2. A.	General Assessment (item 2e from page 2)	$ 8,412
B.	Less payment made with SIPC-6 filed (exclude interest) 07/29/2010 Date Paid	(3,305)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	5,107
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,107
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 5,107	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Heartland Capital, Inc.
(Name of Corporation, Partnership or other organization)
Jeanne A. Jehle
(Authorized Signature)
CFO
(Title)

Dated the 21st day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,741,861
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,250,900
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	493,148
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,090
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,616,077
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 8,980	
Enter the greater of line (i) or (ii)	8,980
Total deductions	18,377,195
2d. SIPC Net Operating Revenues	$ 3,364,666
2e. General Assessment @ .0025	$ 8,412

(to page 1, line 2.A.)

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
First Heartland Capital, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 24, 2011

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Contents

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT